T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

February 17, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Kim McManus, Esq.

Senior Attorney

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.,

Washington, DC 20549

Re:	GK Investment Holdings, LLC Amendment No. 1 to Offering Statement on Form 1-A Filed December 23, 2015 File No. 024-10510

Dear Ms. McManus:

On behalf of GK Investment Holdings, LLC, a Delaware limited liability company (the "Issuer"), I am submitting the following letter to the U.S. Securities and Exchange Commission (the "Commission") in response to the comment letter dated January 22, 2016 (the "Comment Letter") to the Issuer's Offering Statement on Form 1-A filed on December 23, 2015 (the "Offering Statement") received from the staff of the Division of Corporation Finance (the "Staff") of the Commission. This letter is being submitted contemporaneously with the filing of Amendment No. 1 to the Offering Statement ("Amendment No. 1") containing changes made in response to the Staff's comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

For the Staff's ease of review, we have also provided two clean copies of Amendment No. 1, and two copies to show changes against the Offering Statement. All page references in the responses are to pages of the clean copy of Amendment No. 1.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

February 17, 2016

Commission's Verbal Comment. The Staff has requested the Issuer state the exemption to the Trust Indenture Act of 1939 the Issuer is claiming in offering the Bonds.

Issuer's Response: The Issuer states that the Bonds are exempted securities under section 304(d). Rule 4a-2 of the Trust Indenture Act of 1939 states, "[t]he provisions of the Trust Indenture Act of 1939 shall not apply to any security that has been issued or will be issued in accordance with the provisions of Regulation A under the Securities Act of 1933."

Commission's Comment 1. Please revise discussions of the Forced Sale Agreements to clarify that the Agreements terminate automatically on the first anniversary of the Closing Date or in the event the real property underlying the Forced Sale Agreement is sold to a third party. Please also tell us how you determined the value of the Ridgmar Equity and Lakeview Equity subject to the Forced Sale Agreements.

Issuer's Response:

(1) In response to the Staff's comment, on pages 3, 39 and 52, Amendment No. 1 contains disclosure stating, "[t]he Initial Forced Sale Agreements shall terminate automatically on the first anniversary of the first Closing Date and will also terminate if the real property underlying the applicable Initial Forced Sale Agreement is sold to a third party."

(2) In response to the Staff's comment, the Issuer has revised the disclosure on pages 3, 33, 34, 39 and 52 of Amendment No. 1 to state the values of Ridgmar Equity and Lakeview Equity were determined by an appraisal.

Commission's Comment 2. Please revise to provide the termination date of the offering. Refer to Item 1 of Form 1- A.

Issuer's Response: In response to the Staff's comment, the Issuer has revised the cover page to provide the termination date of the offering.

Commission's Comment 3. Your tabular disclosure outlines the maximum payment of $4.5 million in broker-dealer fees, commissions, and expense reimbursements with the remaining proceeds going to the issuer. Part I of the Form 1-A outlines the payment of promoter fees to GK Development. Similar disclosure is provided on page 55. Please revise the cover page disclosure or advise.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

February 17, 2016

Issuer's Response: In response to the Staff's comment, Item 1 to Part II of the Form 1-A requires the Issuer to disclose the amount of underwriting discount and commissions in the tabular format provided. The Issuer does not believe that the inclusion of the promoter fees payable to GK Development, Inc. would comply with the Instructions to Item 1.

Commission's Comment 4. On page 25 you state that only the members of the Company have the right to remove GK Development as manager, and only if the manager has filed for bankruptcy or is adjudicated insolvent. Disclosure on page 26 indicates that approval of the manager is required for the Company to take a number of actions, including filing for bankruptcy or initiating proceedings to have the Company adjudicated insolvent. Please tell us what consideration you gave to including a risk factor regarding the potential difficulty of removing the manager.

Issuer's Response: In response to the Staff's comment, please see the revised risk factor on page 9 of Amendment No. 1. This risk factor specifically states, "[a]s a Bondholder, you will have no rights under [our Operating Agreement]." The Issuer believes that this risk factor addresses the risk referenced in the Staff's comment.

Commission's Comment 5. Please tell us what consideration you gave to including a risk factor regarding your lack of a board of directors. Please also revise your disclosure on page 22, which references special sales of Bonds to your directors.

Issuer's Response:

(1) In response to the Staff's comment, please see the revised risk factor on page 9 of Amendment No. 1. The risk factor has been revised to make clear that Mr. Garo Kholamian is the sole stockholder and director of our manager, and thus, he will be able to exert significant control over our operations.

(2) In response to the Staff's comment, the Issuer has revised the disclosure on page 22 to remove the language in question.

Commission's Comment 6. We note your disclosure on page 55 that provides that, "a Bondholder will be deemed to have consented [to an increase in compensation payable to GK Development or its affiliates] . . . if he has not objected in writing within five (5) calendar days after the receiptof the consent request." Please tell us what consideration you gave to including risk factor disclosure regarding this negative consent provision and how it may impact investors.

Issuer's Response: In response to the Staff's comment, please see the additional risk factor included on page 10 of Amendment No. 1.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

February 17, 2016

Commission's Comment 7. Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified are not sold. See Instruction 3 to Item 6 of Form 1-A.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure in the first paragraph of page 19 of Amendment No. 1.

Commission's Comment 8. We note that you will reimburse your manager for expenses incurred in connection with your organization and offering. Please disclose the amount of reimbursable costs incurred to date and your accounting policy for organization and offering costs.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure in footnote 2 to the Use of Proceeds table on page 19 of Amendment No. 1.

Commission's Comment 9. We note in footnote 3 that you intend to reimburse your manager for its portions of the salaries of the employees of its affiliates. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers.

Issuer's Response:In response to the Staff's comment, please see the revised disclosure in footnote 3 to the Use of Proceeds table on page 19 of Amendment No. 1.

Commission's Comment 10. Please revise this section to discuss your plan of operations for the next 12 months. In this regard, please indicate whether the proceeds from this offering will satisfy your cash requirements for the next 12 months, and whether it will be necessary to raise additional funds in the next six months to implement the plan of operations. Refer to Instruction 3(c) to Item 9 of Form 1-A.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on page 24 of Amendment No. 1.

Commission's Comment 11. We note that both Lakeview Square and Ridgmar consist of owned and leased space. Please confirm if the total operating revenue and net operating income figures presented relate solely to the leased space. Please balance this information with net income. Please also explain the relevance of these figures in the context of the Ridgmar Mall given that the Cash Flow Loan is tied to profits generated by Ridgmar.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

February 17, 2016

Issuer's Response:

(1) In response to the Staff's comment, the Issuer has revised its disclosure to clarify that the financial numbers presented relate solely to the leased space.

(2) In response to the Staff's comment, the Issuer has revised its disclosure to include net income for both Lakeview Square and Ridgmar.

(3) In response to the Staff's comment, the Issuer has revised its disclosure to indicate that the Cash Flow Loan in the context of Ridgmar is tied to the distributions received by the owners of Ridgmar Equity and not the profits of Ridgmar.

Commission's Comment 12. We note your disclosure that GK Preferred and Ridgmar Equity will provide you Cash Flow Loans from distributions received from Lakeview Equity and profits generated by Ridgmar, less any expenses or losses incurred by Owner or Senior Mezz, in a given year. Please revise your disclosure to specify the amounts of distributions received by GK Preferred from Lakeview Equity and 12.5% of the profits generated by Ridgmar Mall for the fiscal year ended 2015.

Issuer's Response: In response to the Staff's comment, the Issuer has revised its disclosure to indicate the cash distributions to the owners of Lakeview Equity and Ridgmar Equity for the fiscal years of 2014 and 2015.

Commission's Comment 13. On page 40 you state that "the CashFlow Lenders are obligated to advance the Company up to the entirety of the monthly cash flow from the Lakeview Equity and Ridgmar Equity, in order to enable the Company to meet the Cash Coverage Ratio covenant. On pages 33-34 you state the Cash Flow Loans are based on distributions received from Lakeview Equity and profits generated by Ridgmar. Please revise to reconcile.

Issuer's Response: In response to the Staff's comment, the Issuer has revised its disclosure to indicate that the Cash Flow Loan in the context of Ridgmar is tied to the distributions received by the owners of Ridgmar Equity and not the profits of Ridgmar.

Commission's Comment 14. Please note that the term "executive officer" includes any person who performs policy making functions for the issuer. See Instruction 2 to Item 10(a) of Form 1-A. Please revise to identify any such executive officers. Please also revise the signature page to include the signature of any such person, in their capacity as principal executive officer, principal financial officer, principal accounting officer, and also on behalf of the company. Refer to Instruction 1 to the Signatures on Form 1-A.

Issuer's Response: The Issuer has reviewed Instruction 2 to Item 10(a) of Form 1-A and has confirmed that its disclosure is complete and correct. The individuals listed as executive officers perform policy making functions for the manager, and by consequence also perform those same functions for the Issuer. The Issuer has reviewed Instruction 1 to the Signatures on Form 1-A and has revised its Signatures accordingly.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

February 17, 2016

Commission's Comment 15. The waiver contained in the first paragraph of this section appears to conflict with Section 14 of the Securities Act of 1933. Please revise accordingly.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on page 54 of Amendment No. 1.

Commission's Comment 16. Please revise to estimate front-end fees, such as acquisition fees, to be paid during the first fiscal year of operations.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on page 55 of Amendment No. 1.

Commission's Comment 17. Please revise your disclosure to include the aggregate dollar amount of property purchased; the percentage of properties that are commercial and residential; the percentage of new, used or construction properties; and the number of properties sold. Refer to Item 8.A.1 of Industry Guide 5.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on page 56 of Amendment No. 1.

Commission's Comment 18. Please revise your disclosure to include any material adverse business developments or conditions experienced by any prior program sponsored by GK Development. Refer to Item 8.A.2 of Industry Guide 5.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on page 57 of Amendment No. 1.

Commission's Comment 19. Please confirm that cash distribution information and source are presented "per $1,000 invested." Please also confirm that cash distributions paid by GK Preferred Income II (Ridgmar), LLC were paid from investment income.

Issuer's Response: The Issuer has reviewed the information requested and has confirmed (1) that cash distribution information and source are presented per $1,000 invested and (2) that cash distributions paid by GK Preferred Income II (Ridgmar), LLC were paid from investment income.

Commission's Comment 20. Please file the Operating Agreement as an exhibit. Refer to Instruction 6 to Item 17 of Form 1-A.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

February 17, 2016

Issuer's Response: In response to the Staff's comment, please see Exhibit (2)(b) to Amendment No. 1.

Commission's Comment 21. Please file all required exhibits as promptly as possible. We will review the exhibits prior to qualification of the offering statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

Issuer's Response: In response to the Staff's comment, please see Exhibits (1)(a) and (2)(b) to Amendment No. 1. The remaining exhibits will be filed by amendment as promptly as possible. We have included a draft of the legal opinion of Kaplan Voekler Cunningham & Frank PLC as Exhibit 1 to this letter for your review.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff's comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff's timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James

cc:	Stevens M. Sadler (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail) Todd H. Eveson, Esq. (via electronic mail)

Enclosures

EXHIBIT 1

_____________, 2016

GK Investment Holdings, LLC

257 East Main Street, Suite 200

Barrington, IL 60010

RE:	GK Investment Holdings, LLC – 7% Unsecured Bonds

Ladies and Gentlemen:

We have acted as counsel to you in connection with the preparation and filing by you of an Offering Statement on Form 1-A (File No. 024-10510) (as amended, the "Offering Statement") under the Securities Act of 1933, as amended (the "Act") and Regulation A promulgated thereunder, with respect to the qualification of $50,000,000 of 7% Unsecured Bonds (the "Bonds") of GK Investment Holdings, LLC (the "Company").

This opinion letter is being delivered in accordance with the requirements of Item 17 of Form 1-A under the Securities Act.

In rendering the opinions expressed below, we have acted as counsel for the Company and have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of (i) the Offering Statement, (ii) the Indenture between the Company, as obligor and UMB Bank as trustee (the "Trustee") filed as Exhibit 3(a) to the Offering Statement, (iii) the preliminary offering circular contained within the Offering Statement, and (iv) such other documents and records of the Company, certificates of public officials and representatives of the Company, resolutions and forms of resolutions and other documents and have examined such questions of law and have satisfied ourselves as to such matters of fact, as we have deemed necessary or appropriate as a basis for the opinions set forth herein. We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of all natural persons, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. We have also assumed the conformity with the original documents of any copies thereof submitted to us for our examination.As to questions of fact material to our opinion, we have relied upon certificates of officers of the Company and of public officials.

Based on the foregoing, we are of the opinion that the Bonds are duly and validly authorized for issuance and, when issued and paid for, as contemplated by the Offering Statement and the offering circular contained therein, will be validly issued, fully paid and non-assessable.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

GK Investment Holdings, LLC

We are also of the opinion that when the Bonds are then issued and sold as contemplated by the Offering Statement, the offering circular contained therein, and the Indenture, which is governed by the laws of the state of Delaware, the Certificates will constitute valid and binding obligations of the Company.

The foregoing opinions are subject to: (i) the effect of bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors; (ii) general principles of equity (whether considered in a proceeding in equity or at law); and (iii) the unenforceability under certain circumstances under law or court decisions of provisions providing for the indemnification of, or contribution to, a party with respect to a liability where such indemnification or contribution is contrary to public policy. We express no opinion concerning the enforceability of any waiver of rights or defenses with respect to stay, extension or usury laws, and we express no opinion with respect to whether acceleration of the Bonds may affect the collectability of any portion of the stated principal amount thereof which might be determined to constitute unearned interest thereon.

We assume for purposes of this opinion that the Company will remain duly organized, validly existing and in good standing under Delaware law.

To the extent that the obligations of the Company under an Indenture may be dependent thereon, we assume for purposes of this opinion that such Indenture has been duly executed and delivered by the Company; that the Trustee is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; that the Trustee is duly qualified to engage in the activities contemplated by the Indenture; that the Indenture has been duly authorized, executed and delivered by the Trustee and constitutes a legally valid, binding and enforceable obligation of the Trustee, enforceable against the Trustee in accordance with its terms; that the Trustee is in compliance, generally and with respect to acting as Trustee under the Indenture, with all applicable laws and regulations; and that the Trustee has the requisite organizational and legal power and authority to perform its obligations under the Indenture.

We consent to the use of this opinion as an exhibit to the Offering Statement and to the reference to our name under the heading "LEGAL MATTERS" in the Offering Statement.

Very truly yours,

Kaplan Voekler Cunningham & Frank, PLC

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com